Q3 FY22 | April 28, 2022 Shareholder Letter

From the CEOs

Fellow shareholders,

Atlassian delivered a strong quarter once again. Subscription revenue grew 59% year-over-year, with Cloud revenue growing 60% year-over-year. We continue to see a high level of demand for our products across all of our three markets, which highlights the significant opportunities in front of us.

We're fresh off an amazing Team '22 in Las Vegas and are more energized than ever. We spoke with customers at every opportunity and learned more about how Atlassian can meet their needs, which we'll share throughout this letter. If you missed us at our Investor Day event held at Team '22, you can view all the materials and watch a recording on our investor relations site. We'd love for you to learn more about our massive market opportunities, platform, strategic bets, and future trajectory.



Investor Day 2022 at a glance

- Section 1 – Our three markets (PDF)
- Section 2 – The Atlassian platform (PDF)
- Section 3 – Building an iconic 100+ year company (PDF)
- Recording of Q&A segments

Before anything else, however, we want to acknowledge that we let our customers down when an outage disrupted service for 775 customers earlier this month. This was not a result of a cyber-attack and there was no unauthorized access to customer data. Although the incident affected a tiny fraction of our 200,000+ cloud customer base, even one disrupted customer is one too many. All affected customers were fully restored, and in the spirit of our "open company, no bullshit" value, we will publish a full post-incident review at the end of this week.

Operational excellence is all about continuous learning and improvement. Ultimately, we'll be stronger because of this experience. We fully understand what caused the problem from a technical and operational standpoint, and how to prevent similar incidents in the future. We now have more robust incident response and communications processes in place. And we're open to learning more as we speak with affected customers individually about how we can rebuild trust.

ATLASSIAN Q3 FY22 2

Cloud-first things first ⛅

Atlassian's world-class platform allows us to meet the diverse needs of customers across the global agile/DevOps, IT service management (ITSM), and work management markets.

Because our platform lets us build functionality once, then surface it everywhere, we multiply the ROI we get from every hour spent on product development and are able to deliver new innovations faster than ever before.



MARKETS
AGILE/DEVOPS
ITSM
WORK MGMT
THE ATLASSIAN PLATFORM
EXPERIENCE
COLLABORATION
CONNECTION
AUTOMATION
ANALYTICS
ADMIN
EXTENSIBILITY
COMPLIANCE
DATA
INFRASTRUCTURE AND SHARED SERVICES

For example, we achieved HIPAA compliance for Jira Software and Confluence Cloud in Q3, with compliance for Jira Service Management on the near-term horizon. This comes right on the heels of compliance for the EMEA financial services industry in Q2 and expanded data residency options in Q1.

With every evolution of our platform, an increasing number of our Server and Data Center customers are able to begin their Cloud migration journey. We've now migrated over one-third of our Server user base, and more customers complete their migration every day. And not just from Server products, but from Data Center as well.

Looking ahead, we expect Cloud revenue to grow approximately 50% year-over-year for FY23 and FY24, with approximately 10 points of Cloud revenue growth to be driven by migrations.

ATLASSIAN + FUGRO

"[Thanks to Atlassian Cloud products], our team can focus on innovation that serves our clients. This ultimately supports Fugro's vision to unlock insights from Geo-data for a safe and livable world."

Scott Carpenter
Global Cloud Architect at Fugro

ATLASSIAN Q3 FY22 3

Driving innovation across three global markets 💡

As we spoke with customers at Team '22, one thing we heard over and over was how challenging it can be to give teams the freedom they need to move quickly, while still keeping everyone pointed in the same direction.

We believe the secret is to create a culture of autonomy and alignment. The more an organization shares an understanding of what problem needs to be addressed and why, the more teams can work independently and collaborate freely with each other to find the best solution. That's why Atlassian products bring all types of teams together, empowering them to work, communicate, and celebrate in whatever way works best for them.

Additionally, we learned from our Executive Customer Advisory Board (CAB) that prioritization is a constant concern. How do companies make sure teams are working on the highest-value projects? How can they address capacity issues or help teams that are struggling?

Enter Atlassian Analytics, a data visualization tool built on our recent acquisition of Chartio. It lets customers build custom dashboards to track things like release readiness and team capacity so they know where to allocate resources. Atlassian Analytics is powered by the Atlassian Data Lake and currently pulls in data from Jira Software and Jira Service Management, with support for more Cloud products coming soon. It can even incorporate data from other business intelligence systems to provide a more comprehensive view.


Analytics
Dashboards
Data
Create
JSW - Simple Project Overview

Across our three massive (and increasingly interconnected) markets, Atlassian products connect people to projects and strategies, as well as to each other. In other words, we make work visible. And that goes a long way toward aligning priorities across the organization so teams can decide for themselves how best to contribute, then go get it done.

Agile and DevOps

According to Atlassian's recent State of the Developer Survey, 54% of developers say the number of tools they use in their role is increasing, and a majority of developers whose toolchains are expanding say this makes their jobs more complex – especially those whose toolchains are growing *and* inflexible. Plus, in a DevOps culture, software teams are increasingly involved in the operations side, necessitating even more tools to get the job done. When left unmanaged, this becomes unwieldy over time.

ATLASSIAN Q3 FY22 4

Compass
Components
Teams
Health
Apps
Create
card-authorization
Back to components
Overview
Activity
Dependencies
Jira issues
Incidents
Tidelift
Swagger UI
Metrics
Announcements
Component settings
Components / Services
card-authorization
Apply scorecard
Description
This service provides new card authorization capabilities across all Bonkly brands. All documentation for card-authorization is held in card-management as card-authorization is a hard dependency for card-authorization.
Repository
+ Add repository
Documentation
Runbooks - Production Services March 2022
Microservice Architecture and Design Principles
FY21Q3 Project overview
+ Add document
Projects
Payments Squad
+ Add project
Payments Squad
Component contacts
Chat channels
#service.card-authorization
#payments-squad
+ Add chat links
On-call schedules
Payments Squad on-call roster
+ Add on-call schedules
Production readiness
Service health

As we announced at Team '22, [Compass](#) is Atlassian's answer to this problem, offering developers a unified view of their components and the teams that collaborate on them. Compass is currently available to select customers through our early access program, with an eye toward making it generally available later this calendar year.

Atlassian has an incredible opportunity to become a strategic partner for our customers as they navigate increasing competition and embrace emerging technologies. For software teams, thriving in this environment means adopting agile and DevOps practices. And while tools alone can't make a team agile, products like Jira Software and Jira Align can help –especially when agile and DevOps transformations are happening at enterprise scale.

In a total economic impact (TEI) study released this month, Forrester found that for organizations with approximately 2,000 developers and product managers, Jira Align delivers a cumulative net benefit of roughly $20 million over three years based on improved productivity, reduced waste due to better investment decisions, and incremental revenue from faster time-to-market. Forrester also found that our Open DevOps framework saves developers 1.5 hours per day and delivers an ROI of more than 350% over 3 years. Atlassian has always strived to deliver more value than we charge for, and it's gratifying to see our success in that regard confirmed by an independent source.

IT service management

The way our customers are running internal service and support teams has changed forever, especially those who've transitioned to digital-first mode just within the past couple of years. With "desk drive-bys" a thing of the past, service teams need to make getting help simple and lightning fast. With that in mind, we are now shipping a Confluence-powered knowledge base as part of Jira Service Management at no extra charge.

With a native knowledge base, it's easy for support agents to create articles on common topics that facilitate employee self-service, right within Jira Service Management. And thanks to our platform's "build once, run everywhere" architecture, knowledge base articles feature all the rich content and formatting options Confluence has to offer, such as macros, inline comments, emojis, embedded media...the works.

ATLASSIAN Q3 FY22 5

A native knowledge base is yet another example of the value Jira Service Management delivers and why it's so beloved by customers. In fact, we're delighted to share that Atlassian was recognized with the Customer's Choice distinction in the Gartner Peer Insights "Voice of the Customer" IT Service Management Tools report.

Gartner Peer Insights Customers' Choice 2022™

Jira Service Management

With 40,000 customers and counting, Jira Service Management is Atlassian's fastest-growing product at scale. We'll keep investing here to deliver new capabilities that unleash more of IT teams' potential.

Work management

As cross-functional collaboration takes root inside more companies, teams are discovering that it can be challenging to keep tabs on all the projects that matter to them. Our latest offering in the work management space, Atlas, changes that.

Atlas surfaces progress updates and dependencies with other projects to help avoid bottlenecks. Organizations can also use Atlas to establish goals (think KPI targets or the "O"s in Objectives and Key Results), then link them to all the projects and people contributing to each goal so it's easy to see how everybody's work is connected.


Atlas
Home
Teams
Goals
Projects
Help
Last week
Hot topics
Latest goals
Latest projects
Latest articles
Latest links

And because it's built on the Atlassian Cloud platform, collaborative features like comments, @mentions, and reactions are baked right in.

Gartner Peer Insights Customers' Choice constitute the subjective opinions of individual end-user reviews, ratings, and data applied against a documented methodology; they neither represent the views of, nor constitute an endorsement by, Gartner or its affiliates.
The Gartner Peer Insights Customers' Choice badge is a trademark and service mark of Gartner, Inc., and/or its affiliates, and is used herein with permission. All rights reserved.
Gartner Peer Insights Customers' Choice constitute the subjective opinions of individual end-user reviews, ratings, and data applied against a documented methodology; they neither represent the views of, nor constitute an endorsement by, Gartner or its affiliates.

ATLASSIAN Q3 FY22 6

In Q3, Trello launched one of its most powerful features yet, which allows teams to track a customized portfolio of work across multiple cards and multiple boards. Dashcards are a special type of Trello card that summarizes key metrics on the card cover and can be opened to reveal the component cards and their metrics. With Dashcards, teams have easier visibility into all their workstreams while still enjoying the flexibility Trello is famous for.

When it comes to managing individual projects, Confluence has always been the place to lay out detailed plans that link out to tasks tracked in Jira or Trello. Now we've flipped the script with a new integration that surfaces project plans and related pages inside Jira, putting all the information teams need at their fingertips – no matter which product they happen to be in.

And if they happen to be in Jira Work Management, they'll now be able to see updates to a task's status, assignee, due date, and more in real-time with the new multiplayer mode.

Multiplayer improves visibility and turns Jira Work Management into the place work happens – not just where it's tracked.

ATLASSIAN + SPROUT SOCIAL

"Jira, or it didn't happen."

Jade Melcher
Program Management Lead at Sprout Social

Supporting Ukraine and protecting our customers 💙💛

Atlassian watched in horror as Russia invaded Ukraine this quarter. While we do not have any direct employees in Russia or Ukraine, we took immediate action to support the safety of our Ukrainian contractors and are providing ongoing support for Atlassians with family and friends in Ukraine. People are at the heart of what we do, meaning their well-being comes first. Always.

To enhance the protection of our customer data, we updated our network infrastructure to ensure customer data doesn't flow through the affected regions. We remain in close contact with our partners in Ukraine to provide both direct and indirect support. Atlassian has also paused new sales within Russia and Belarus, and suspended licenses owned by the Russian government and businesses supporting the war. That said, we continue to honor the obligations we have to our other existing customers in Russia. We believe cutting ties with the perpetrators of this war while still supporting customers who are uninvolved is the best way to live our mission and values.

Our public statement on Russia's invasion of Ukraine can be found at:
https://www.atlassian.com/blog/announcements/atlassian-stands-with-ukraine.

ATLASSIAN Q3 FY22 7

Q3 FY22 8 Mike Cannon-Brookes Co-founder and co-CEO Scott Farquhar Co-founder and co-CEO MIKE & SCOT T The bottom line  Atl!ssi!n continues to deliver innov!tive new products !nd fe!tures !cross the !gile/DevOps, ITSM, !nd work m!n!gement m!rkets. And we c!n do it f!ster th!n ever, th!nks to our cloud pl!tform.  This month’s out!ge reve!led !re!s where we c!n improve the w!y we serve customers, !nd we’re !lre!dy incorpor!ting the lessons le!rned.  Atl!ssi!n st!nds with the people of Ukr!ine !nd took immedi!te !ction to protect our contr!ctors there, !s well !s our customers’ d!t!. Atlassian has a new Chief Technology Officer We !re thrilled to !nnounce th!t R!jeev R!j!n will join Atl!ssi!n !s our new Chief Technology Officer (CTO). R!jeev brings ! we!lth of knowledge !nd experience in sc!ling glob!l technology comp!nies, h!ving spent ne!rly five ye!rs !t Met!, most recently !s Vice President !nd He!d of Engineering for F!cebook !nd He!d of Office for Met! in the P!cific Northwest Region. Prior to th!t, R!jeev spent over two dec!des !t Microsoft !cross multiple products from Exch!nge to SQL Server to Active Directory, culmin!ting in Office 365. We’re excited to welcome R!jeev to Atl!ssi!n on M!y 19, 2022. As previously !nnounced l!st qu!rter, Sri Visw!n!th, Atl!ssi!n’s current CTO, will be le!ving the comp!ny !t the end of fisc!l ye!r 2022. We !re !s excited !s ever to pursue the m!ssive opportunities in front of Atl!ssi!n. Here’s to the ro!d !he!d, !nd to unle!shing the potenti!l of every te!m.

Cameron Deatsch
Chief Revenue Officer

Customer highlights

We ended Q3 with a total of 234,575 customers, a net increase of 8,054 from Q2. During the quarter, our overall customer count was reduced by approximately 1,800 due to Russia-based customers dropping out of our total. Some were suspended and others are unable to pay us, owing to sanctions levied on their payment networks.

Customers
For each period ended


151,731
156,863
159,433
166,180
174,948
188,033
204,754
216,500
226,521
234,575
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22

In Q1'22, we refined our definition of a customer to capture unique domains that have at least one active and paid product license or subscription, with 2 or more seats, excluding starter licenses/subscriptions. The primary difference between the customer count under the prior and updated definition is that we are no longer including Trello single-user accounts in the customer count.



Seeing so many customers and investors in person at Team '22 was fantastic after two years of Zoom-only interactions. More, please! We welcomed thousands of customers, partners, and Atlassians to the event in Las Vegas, and an additional 12,000+ people joined virtually from around the world. If you missed the event, be sure to take advantage of the on-demand streaming content, as well as the recording and written materials from Investor Day.

ATLASSIAN Q3 FY22 9

Q3 FY22 10 For me, getting to meet directly with customers through events like our Executive CAB session !nd Technic!l Account M!n!ger D!y is !lw!ys my f!vorite p!rt of the conference. Customers were more enthusi!stic !bout Atl!ssi!n th!n I’ve ever seen in my 10 ye!rs here. Sever!l of our Solution P!rtners told me th!t they c!n’t hire f!st enough to keep p!ce with the incre!sing dem!nd for our products. He!ring customers describe the difference Atl!ssi!n h!s m!de in terms of visibility !nd cl!rity – !nd the ripple effects on their well-being in !nd outside of work – reminds !ll of us why we do wh!t we do. Whether it’s infl!tion, w!rs, or p!ndemics, m!ny of our customers !re contending with situ!tions they’ve never seen before. However, in every convers!tion, it’s cle!r th!t h!ving Atl!ssi!n behind the scenes supporting them !s they n!vig!te these ch!llenges !nd grow their businesses is critic!l. And we see this m!nifest in our customers’ loy!lty. We provide the glue between the te!ms. We help customers be !gile, le!rn, !nd !d!pt quickly. We owe it to them to continue le!rning from our own experiences, whether wins or losses, !nd help them re!lize their full potenti!l. When we s!y we m!ke softw!re with hum!ns !t the center, we me!n it. The bottom line  Customer growth rem!ined strong this qu!rter, despite the loss of !pproxim!tely 1,800 Russi!-b!sed !ccounts.  Te!m ‘22 in L!s Veg!s w!s ! huge success. In-person !ttend!nce !nd online viewership numbers demonstr!te how much our customers v!lue Atl!ssi!n.

Q3 FY22 11 Financial highlights Third quarter fiscal year 2022 Q3’22 w!s !nother qu!rter of solid execution from Atl!ssi!n. We continue to see strong dem!nd for our products !nd ste!dy progress with Cloud migr!tions. Highlights for Q3’22 include: • Subscription revenue grew 59% ye!r-over-ye!r. Cloud revenue grew 60% ye!r-over-ye!r while D!t! Center revenue grew 59% ye!r-over-ye!r. • Free c!sh flow tot!led $312.3 million, representing ! 42% free c!sh flow m!rgin. • In Q3’22, we !dded 791 net new Atl!ssi!ns, our l!rgest sequenti!l he!dcount growth qu!rter on record. We will continue to invest in top-tier t!lent wherever they !re !round the globe to drive dur!ble growth !cross our three core m!rkets. Rec!ll th!t during Q3’21 our fin!nci!l results s!w !cceler!ted short-term dem!nd for on- premises products !s ! result of customers purch!sing !he!d of the discontinu!tion of new Server license s!les !nd price ch!nges to on-premises products. The signific!nt, event-driven purch!sing seen in Q3’21 cre!ted ! tough comp!re for Q3’22 tot!l revenue growth. A reconciliation of IFRS to non-IFRS measures is provided within the tables at the end of this letter as well as in our earnings press release, and on our Investor Relations website. !+4((106+50'('$4&+  ,0(106+50'('$4&+   (57.65 "+<+4;+            8599685,/:                85993'8-/4           6+8':/4-/4)53+2599            6+8':/4-3'8-/4     +:/4)53+2599             +:/4)53+25996+89.'8+*/2;:+*            '9.,25=,85356+8':/549            10 (57.65 8599685,/:            85993'8-/4          6+8':/4-/4)53+            6+8':/4-3'8-/4          +:/4)53+           +:/4)53+6+89.'8+*/2;:+*            8++)'9.,25=            Third quarter fiscal year 2022 financial summary (in thousands, except per share data) James Beer Chief Financial Officer

Revenue

(in thousands, except percentage data)

Revenues by Type		Q3'22		Q3'21	Year-over-year growth %
Subscription	$	555,126	$	349,915	59 %
Maintenance		120,333		132,921	(9)%
Other		65,032		85,892	(24)%
Total revenues	$	740,491	$	568,728	30 %

Revenues by Deployment		Q3'22		Q3'21	Year-over-year growth %
Cloud	$	399,453	$	249,879	60 %
Data Center		151,095		94,739	59 %
Server		132,333		164,229	(19)%
Marketplace and services		57,610		59,881	(4)%
Total revenues	$	740,491	$	568,728	30 %

Total revenue

U.S. $ in millions (Y/Y growth rate in %)



$501.4
23%
Q2'21
$568.7
38%
Q3'21
$559.5
30%
Q4'21
$614.0
34%
Q1'22
$688.5
37%
Q2'22
$740.5
30%
Q3'22

ATLASSIAN Q3 FY22 12

Revenue by deployment

U.S. $ in millions



Server (1)
Marketplace and services (2)
Data Center
Cloud
Note: revenue totals may not foot due to rounding
$501.4
$153.4
$41.5
$76.1
$230.4
Q2'21
$568.7
$164.2
$59.9
$94.7
$249.9
Q3'21
$559.5
$140.3
$39.9
$99.1
$280.2
Q4'21
$614.0
$139.5
$45.4
$111.2
$317.9
Q1'22
$688.5
$135.5
$49.8
$139.1
$364.1
Q2'22
$740.5
$132.3 (3)
$57.6 (4)
$151.1
$399.5
Q3'22

Year-over year growth %	Q2'21	Q3'21	Q4'21	Q1'22	Q2'22	Q3'22
Cloud	36%	35%	47%	53%	58%	60%
Data Center	42%	75%	62%	68%	83%	59%
Marketplace and services	5%	86%	13%	26%	20%	(4%)
Server	5%	17%	(2%)	(7%)	(12%)	(19%)
Total revenues	23%	38%	30%	34%	37%	30%

(1) Included in Server is perpetual license revenue. Perpetual license revenue is captured as other revenue on the Consolidated Statements of Operations.

(2) Included in Marketplace and services is premier support revenue. Premier support is a subscription-based arrangement for a higher level of support across different deployment options. Premier support is recognized as subscription revenue on the Consolidated Statements of Operations as the services are delivered over the term of the arrangement.

(3) In Q3'22, Server revenue includes approximately $12 million of perpetual license revenue.

(4) In Q3'22, Marketplace and services revenue includes approximately $5 million of premier support revenue.

ATLASSIAN Q2 FY22 13

Revenue by Geography	Q3'21 ($)	Q3'21 Y/Y Growth %	Q3'22 ($)	Q3'22 Y/Y Growth %
Americas	$272M	32%	$366M	35%
EMEA	$233M	45%	$291M	25%
Asia Pacific	$64M	42%	$83M	31%
Total	$569M	38%	$740M	30%

Revenue by geography was consistent with expectations across all geographies. Recall that in Q3'21, we saw significant short-term, "event-driven" on-premises demand that was primarily driven by partners in EMEA, and to a lesser extent APAC. Q3'22 did not see the same magnitude of event-driven behavior. This made for a particularly tough compare in EMEA, and to a lesser extent APAC, which is reflected in the Q3'22 revenue by geography growth rates.

In Q3'22 we did not observe any changes in the demand environment in EMEA from the previous quarter. The proportion of total revenue generated in EMEA increased sequentially to 39% in Q3'22 from 38% in Q2'22.

While it's still early in Q4'22, to date, we have not seen any material changes in demand levels specific to Europe and we continue to see strong growth around the world.

ATLASSIAN Q3 FY22 14

Margins, operating expenses, and operating income

(in thousands, except percentage data)

	Q3'22	Q3'21
Gross margin		
IFRS gross margin	83.9%	85.1%
Non-IFRS gross margin	86.2%	87.2%
Total operating expenses		
IFRS operating expenses	$637,249	$414,325
Non-IFRS operating expenses	$459,373	$320,237
Research and development expenses		
IFRS research and development expenses	$363,746	$244,098
Non-IFRS research and development expenses	$248,255	$180,358
% of total revenues	*33.5%*	*31.7%*
Marketing and sales expenses		
IFRS marketing and sales expenses	$150,796	$92,043
Non-IFRS marketing and sales expenses	$119,700	$77,991
% of total revenues	*16.2%*	*13.7%*
General and administrative expenses		
IFRS general and administrative expenses	$122,707	$78,184
Non-IFRS general and administrative expenses	$91,418	$61,888
% of total revenues	*12.3%*	*10.9%*
Operating income		
IFRS operating income (loss)	$(16,132)	$69,515
Non-IFRS operating income	$179,184	$175,652
% of total revenues	*24.2%*	*30.9%*

Headcount

Total employee headcount was 8,179, an increase of 791 employees since the end of Q2'22. We hired across all major functions, with the largest number being added in R&D.

Net income

(in thousands, except percentage data)

	Q3'22	Q3'21
IFRS Results		
Net income (loss)	($31,087)	$159,840
Net income (loss) per share - diluted	($0.12)	$0.63
Non-IFRS Results		
Net income	$120,583	$123,257
Net income per share - diluted	$0.47	$0.48

Free cash flow

(in thousands, except percentage data)

	Q3'22	Q3'21
Free cash flow		
IFRS net cash provided by operating activities	$ 353,029	$ 377,036
Less: Capital expenditures	(26,473)	(5,365)
Less: Payments of lease obligations	(14,278)	(11,303)
Free cash flow	$ 312,278	$ 360,368
% of total revenues	42 %	63 %

ATLASSIAN Q3 FY22 15

Financial targets

	IFRS Three Months Ending June 30, 2022
Revenue	$710 million to $725 million
Gross margin	81% to 82%
Operating margin	(11%)
Net loss per share - diluted	($0.40)
Weighted-avg. shares used in computing diluted IFRS net loss per share	254 million to 255 million

	Non-IFRS Three Months Ending June 30, 2022
Gross margin	84% to 85%
Operating margin	15%
Net income per share - diluted	$0.24
Weighted-avg. shares used in computing diluted non-IFRS net income per share	257 million to 258 million

Fiscal year 2022 outlook

Revenue

For FY22, we expect to see the following trends:

SUBSCRIPTION REVENUE

- We now expect subscription revenue growth year-over-year to be in the mid-50s % range for FY22, versus our prior expectation of approximately 50% growth.
- We expect our year-over-year subscription revenue growth rate to be lower in the second half of FY22 relative to the first half.
  - Recall, our subscription revenue in Q3'21 benefited from a strong Data Center revenue growth rate, driven by accelerated demand resulting from the discontinuation of new Server license sales and customers purchasing ahead of both Server and Data Center price increases that went into effect during Q3'21.
  - For Data Center revenue, a portion of a customer's commitment is recognized up-front as subscription revenue in the period that the contract is signed, while the remainder is recognized ratably over the life of the contract.
  - In addition, it is important to note that Q4'21 continued to see strong Data Center revenue growth, as it benefited from ratable revenue rolling off of our deferred revenue balance. Our deferred revenue balance also benefited from the event-driven purchasing observed in Q3'21, as noted above.
- For FY22, we expect our Cloud revenue growth rate to accelerate relative to FY21.

ATLASSIAN Q3 FY22 16

MAINTENANCE REVENUE

- We expect maintenance revenue to slowly contract over the remainder of FY22 as customers continue to migrate to our subscription products. In Q4'22, we expect maintenance revenue to decline to approximately $115 million.

OTHER REVENUE

- We expect Marketplace revenue, which is reflected in other revenue and the primary driver of this line item, to be approximately flat relative in FY22 relative to FY21.
  - Recall, Marketplace revenue will be impacted by the lowered Marketplace take rates on the sales of third-party Cloud apps which are designed to incentivize further Cloud app development.
  - Note that revenue on the sale of third-party Marketplace apps is recognized in the period the product is purchased.
- As noted previously, upgrades of existing licenses are no longer offered, and as a result, we do not expect any material level of perpetual license revenue in Q4'22 or beyond.

Profitability

We expect to further ramp our hiring plans in Q4'22 and beyond. As noted above, hiring and the retention of our talented team is the key to Atlassian's future. We will continue to hire talent from across the globe with the majority in R&D.

Our investments will focus on migrating our on-premises customers, platform advancements, new Cloud features and products in each of our three core markets, and bolstering the ecosystem around us.

We expect the following in FY22:

- **Gross margin** will decline in FY22 relative to FY21 due to our investments to support our Cloud migrations and the shift from Server to Cloud. These investments include migration-focused personnel costs as well as increased cloud hosting costs.
- **Operating margin** is expected to decline as we continue to invest in innovation and hiring.
- **Free cash flow** is expected to see variability as a result of the business mix shift to the Cloud as well as the impact of any event-driven customer purchasing activity related to price changes, loyalty discount reductions (effective July 1, 2022), and the end of Server upgrades. The reduction in operating margin in FY22 noted above will also impact our free cash flow margin in FY22.

The above trends reflect our commitment to our long-term strategy and the massive market opportunities in front of us that we are well equipped to tap.

ATLASSIAN Q3 FY22 17

SHARE COUNT

We expect share-based compensation (SBC) expense to be significantly higher in FY22 versus FY21 as we invest in hiring and retaining our team. Recall that we report our financial statements in accordance with IFRS. SBC is recognized on a more front-loaded schedule compared to U.S. GAAP. SBC is also impacted by a number of variables each of which are inherently difficult to forecast. We are targeting approximately 1-2% share count dilution in FY22. Despite the expected increase in SBC expense in FY22, our comparable share dilution will still be ranked in the lower half of our peer company set.

Redomiciling from the United Kingdom to the United States

As we noted at Investor Day, we are exploring redomiciling our parent holding company from the United Kingdom to the United States.

We believe moving our parent entity to the United States will increase our access to a broader set of investors, support our inclusion in additional stock indices, improve financial reporting comparability with our industry peers, streamline our corporate structure, and provide more flexibility in accessing capital.

We do not anticipate significant operational or business model changes as a result.

We also do not expect our overall corporate income tax rate to change materially. Our income tax rate is primarily driven by our operations in the U.S. and Australia. This would not change after we redomicile. Redomiciling to the U.S. would lead us to change our accounting standards from IFRS to U.S. GAAP.

This transaction is subject to final approval, including by our Board of Directors and shareholders. We're continuing to work on this initiative in preparation for a final Board review. If we secure Board approval, we would submit the proposal for shareholder approval. Pending all required approvals, we would aim to close the transaction early in fiscal year 2023 and begin reporting under U.S. GAAP for Q1'23.

ATLASSIAN Q3 FY22 18

ATLASSIAN CORPORATION PLC

Consolidated statements of operations

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021	Nine Months Ended March 31, 2022	Nine Months Ended March 31, 2021
Revenues:				
Subscription	$ 555,126	$ 349,915	$ 1,499,409	$ 938,554
Maintenance	120,333	132,921	377,982	391,891
Other	65,032	85,892	165,650	199,148
Total revenues	740,491	568,728	2,043,041	1,529,593
Cost of revenues (1) (2)	119,374	84,888	332,553	238,054
Gross profit	621,117	483,840	1,710,488	1,291,539
Operating expenses:				
Research and development (1) (2)	363,746	244,098	1,018,568	717,397
Marketing and sales (1) (2)	150,796	92,043	388,383	239,480
General and administrative (1)	122,707	78,184	346,741	225,502
Total operating expenses	637,249	414,325	1,753,692	1,182,379
Operating income (loss)	(16,132)	69,515	(43,204)	109,160
Other non-operating income (expense), net	(9,009)	150,662	(434,261)	(421,358)
Finance income	608	1,464	965	6,166
Finance costs	(6,024)	(10,591)	(19,213)	(114,614)
Income (loss) before income tax expense	(30,557)	211,050	(495,713)	(420,646)
Income tax expense	(530)	(51,210)	(12,948)	(62,596)
Net income (loss)	$ (31,087)	$ 159,840	$ (508,661)	$ (483,242)
Net income (loss) per share attributable to ordinary shareholders:				
Basic	$ (0.12)	$ 0.64	$ (2.01)	$ (1.94)
Diluted	$ (0.12)	$ 0.63	$ (2.01)	$ (1.94)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:				
Basic	253,723	250,279	252,924	249,152
Diluted	253,723	255,128	252,924	249,152

(1) Amounts include share-based payment expense, as follows:

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021	Nine Months Ended March 31, 2022	Nine Months Ended March 31, 2021
Cost of revenues	$ 11,731	$ 6,495	$ 33,207	$ 18,552
Research and development	115,397	63,699	335,232	198,235
Marketing and sales	28,794	11,774	82,982	30,224
General and administrative	31,289	16,296	91,775	44,676

(2) Amounts include amortization of acquired intangible assets, as follows:

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021	Nine Months Ended March 31, 2022	Nine Months Ended March 31, 2021
Cost of revenues	$ 5,709	$ 5,554	$ 16,997	$ 16,386
Research and development	94	41	281	124
Marketing and sales	2,302	2,278	6,839	6,894

ATLASSIAN Q3 FY22

19

ATLASSIAN CORPORATION PLC

Consolidated statements of financial position

(U.S. $ in thousands)

		March 31, 2022 (unaudited)		June 30, 2021
Assets				
Current assets:				
Cash and cash equivalents	$	1,194,803	$	919,227
Short-term investments		86,215		313,001
Trade receivables		256,570		173,473
Tax receivables		7,666		2,332
Derivative assets		15,406		127,486
Prepaid expenses and other current assets		64,987		48,322
		1,625,647		1,583,841
Assets held for sale		58,964		43,665
Total current assets		1,684,611		1,627,506
Non-current assets:				
Property and equipment, net		83,687		66,221
Deferred tax assets		37,153		36,174
Goodwill		733,799		725,758
Intangible assets, net		105,103		124,590
Right-of-use assets, net		265,092		205,300
Strategic investments		150,756		122,159
Other non-current assets		64,377		37,636
Total non-current assets		1,439,967		1,317,838
Total assets	$	3,124,578	$	2,945,344
Liabilities				
Current liabilities:				
Trade and other payables	$	333,490	$	266,497
Tax liabilities		3,617		42,051
Provisions		34,817		25,148
Deferred revenue		1,002,791		812,943
Lease obligations		39,558		42,446
Derivative liabilities		3,017		772,127
Exchangeable senior notes, net		—		348,799
Total current liabilities		1,417,290		2,310,011
Non-current liabilities:				
Deferred tax liabilities		23,844		26,625
Provisions		14,441		12,435
Deferred revenue		89,294		84,652
Term loan facility, net		999,375		—
Lease obligations		276,287		214,103
Other non-current liabilities		1,087		2,604
Total non-current liabilities		1,404,328		340,419
Total liabilities		2,821,618		2,650,430
Equity				
Share capital		25,412		25,164
Share premium		461,029		461,016
Other capital reserves		2,059,852		1,516,609
Other components of equity		79,875		104,832
Accumulated deficit		(2,323,208)		(1,812,707)
Total equity		302,960		294,914
Total liabilities and equity	$	3,124,578	$	2,945,344

ATLASSIAN Q3 FY22

20

ATLASSIAN CORPORATION PLC

Consolidated statements of cash flows

(U.S. $ in thousands)
(unaudited)

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021	Nine Months Ended March 31, 2022	Nine Months Ended March 31, 2021
Operating activities				
Income (loss) before income tax expense	$ (30,557)	$ 211,050	$ (495,713)	$ (420,646)
Adjustments to reconcile income (loss) before income tax expense to net cash provided by operating activities:				
Depreciation and amortization	12,093	13,906	37,410	41,124
Depreciation of right-of-use assets	10,806	9,418	31,938	28,010
Share-based payment expense	187,211	98,264	543,196	291,687
Net loss (gain) on exchange derivative and capped call transactions	—	(150,665)	424,482	415,933
Amortization of debt discount and issuance cost	117	7,275	3,957	104,302
Interest income	(608)	(1,464)	(965)	(6,166)
Interest expense	5,907	3,316	15,256	10,312
Net foreign currency loss (gain)	3,623	(266)	(8,033)	10,175
Net unrealized loss on investments	1,600	1,250	2,100	2,000
Net loss on sale of investments, disposal of assets and other	2,485	836	2,168	1,135
Changes in assets and liabilities:				
Trade receivables	(14,980)	(35,420)	(83,183)	(80,943)
Prepaid expenses and other assets	(9,109)	(3,691)	(24,822)	(11,052)
Trade and other payables, provisions and other non-current liabilities	72,658	47,784	68,496	33,223
Deferred revenue	116,459	186,880	194,343	270,813
Interest received	633	3,018	1,719	10,472
Income tax paid, net	(5,309)	(14,455)	(59,250)	(43,416)
Net cash provided by operating activities	353,029	377,036	653,099	656,963
Investing activities				
Business combinations, net of cash acquired	(12,377)	(41,460)	(12,377)	(83,624)
Purchases of intangible assets	(4,018)	—	(4,018)	—
Purchases of property and equipment	(26,473)	(5,365)	(45,935)	(22,730)
Purchases of investments	(7,918)	(24,254)	(123,921)	(93,519)
Proceeds from maturities of investments	2,600	135,245	64,087	330,549
Proceeds from sales of investments	—	1,092	186,262	48,786
Change in restricted cash	—	—	11,119	(2,162)
Payment of deferred consideration	(645)	—	(4,484)	(185)
Net cash provided by (used in) investing activities	(48,831)	65,258	70,733	177,115
Financing activities				
Proceeds from exercise of share options	10	11	15	1,158
Payments of lease obligations	(14,278)	(11,303)	(38,090)	(33,538)
Payment of issuance costs for debt	—	—	—	(4,445)
Interest paid	(4,042)	(922)	(8,844)	(4,216)
Repayment of exchangeable senior notes	—	(591,550)	(1,548,686)	(1,263,047)
Proceeds from settlement of capped call transactions	—	63,305	135,497	136,081
Proceeds from term loan facility	—	—	1,000,000	—
Proceeds from other financing arrangements	9,515	—	9,515	—
Net cash used in financing activities	(8,795)	(540,459)	(450,593)	(1,168,007)
Effect of exchange rate changes on cash and cash equivalents	(270)	(2,100)	(2,623)	5,410
Net increase (decrease) in cash and cash equivalents	295,133	(100,265)	270,616	(328,519)
Cash and cash equivalents at beginning of period	899,394	1,251,715	919,227	1,479,969
Net decrease in cash and cash equivalents included in assets held for sale	276	—	4,960	—
Cash and cash equivalents at end of period	$ 1,194,803	$ 1,151,450	$ 1,194,803	$ 1,151,450

ATLASSIAN Q3 FY22

21

ATLASSIAN CORPORATION PLC

Reconciliation of IFRS to non-IFRS results

(U.S. $ and shares in thousands, except per share data)
(unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2022	2021	2022	2021
Gross profit				
IFRS gross profit	$ 621,117	$ 483,840	$ 1,710,488	$ 1,291,539
Plus: Share-based payment expense	11,731	6,495	33,207	18,552
Plus: Amortization of acquired intangible assets	5,709	5,554	16,997	16,386
Non-IFRS gross profit	$ 638,557	$ 495,889	$ 1,760,692	$ 1,326,477
Operating income				
IFRS operating income (loss)	$ (16,132)	$ 69,515	$ (43,204)	$ 109,160
Plus: Share-based payment expense	187,211	98,264	543,196	291,687
Plus: Amortization of acquired intangible assets	8,105	7,873	24,117	23,404
Non-IFRS operating income	$ 179,184	$ 175,652	$ 524,109	$ 424,251
Net income				
IFRS net income (loss)	$ (31,087)	$ 159,840	$ (508,661)	$ (483,242)
Plus: Share-based payment expense	187,211	98,264	543,196	291,687
Plus: Amortization of acquired intangible assets	8,105	7,873	24,117	23,404
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	—	(143,390)	427,853	520,235
Less: Income tax effects and adjustments	(43,646)	670	(120,285)	(56,745)
Non-IFRS net income	$ 120,583	$ 123,257	$ 366,220	$ 295,339
Net income per share				
IFRS net income (loss) per share - diluted	$ (0.12)	$ 0.63	$ (2.01)	$ (1.94)
Plus: Share-based payment expense	0.73	0.39	2.13	1.16
Plus: Amortization of acquired intangible assets	0.03	0.03	0.09	0.09
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	—	(0.57)	1.69	2.06
Less: Income tax effects and adjustments	(0.17)	—	(0.47)	(0.21)
Non-IFRS net income per share - diluted	$ 0.47	$ 0.48	$ 1.43	$ 1.16
Weighted-average diluted shares outstanding				
Weighted-average shares used in computing diluted IFRS net loss per share	253,723	255,128	252,924	249,152
Plus: Dilution from share options and RSUs (1)	3,007	—	3,729	5,301
Weighted-average shares used in computing diluted non-IFRS net income per share	256,730	255,128	256,653	254,453
Free cash flow				
IFRS net cash provided by operating activities	$ 353,029	$ 377,036	$ 653,099	$ 656,963
Less: Capital expenditures	(26,473)	(5,365)	(45,935)	(22,730)
Less: Payments of lease obligations	(14,278)	(11,303)	(38,090)	(33,538)
Free cash flow	$ 312,278	$ 360,368	$ 569,074	$ 600,695

(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three and nine months ended March 31, 2022 and nine months ended March 31, 2021 because the effect would have been anti-dilutive.

ATLASSIAN Q3 FY22 22

ATLASSIAN CORPORATION PLC

Reconciliation of IFRS to non-IFRS financial targets

(U.S. $)

	Three Months Ending June 30, 2022
Revenue	**$710 million to $725 million**
IFRS gross margin	**81% to 82%**
Plus: Share-based payment expense	2
Plus: Amortization of acquired intangible assets	1
Non-IFRS gross margin	**84% to 85%**
IFRS operating margin	**(11%)**
Plus: Share-based payment expense	25
Plus: Amortization of acquired intangible assets	1
Non-IFRS operating margin	**15%**
IFRS net loss per share - diluted	**($0.40)**
Plus: Share-based payment expense	0.68
Plus: Amortization of acquired intangible assets	0.03
Less: Income tax effects and adjustments	(0.07)
Non-IFRS net income per share - diluted	**$0.24**
Weighted-average shares used in computing diluted IFRS net loss per share	**254 million to 255 million**
Dilution from share options and RSUs (1)	3 million
Weighted-average shares used in computing diluted non-IFRS net income per share	**257 million to 258 million**

(1) The effects of these dilutive securities are not included in the IFRS calculation of diluted net loss per share for the three months ending June 30, 2022 because the effect would be anti-dilutive.

ATLASSIAN Q3 FY22

23

Q3 FY22 24 FORWARD-LOOKING STATEMENTS This shareholder letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, including risks and uncertainties related to statements about our products, customers, anticipated growth, infrastructure, platform, proposed redomiciliation, outlook, technology and other key strategic areas, and our financial targets such as revenue, share count, and IFRS and non-IFRS financial measures including gross margin, operating margin, and net income (loss) per diluted share. We undertake no obligation to update any forward-looking statements made in this shareholder letter to reflect events or circumstances after the date of this shareholder letter or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect our financial results is included in filings we make with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in our most recent Forms 20-F and 6-K (reporting our quarterly results). These documents are available on the SEC Filings section of the Investor Relations section of our website at: https://investors.atlassian.com. ABOUT NON-IFRS FINANCIAL MEASURES Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non- GAAP measures used by other companies. Our non-IFRS financial measures include: • Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and a discrete tax impact resulting from a non-recurring transaction. • Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment and payments of lease obligations. Our non-IFRS financial measures reflect adjustments based on the items below: • Share-based compensation. • Amortization of acquired intangible assets. • Non-coupon impact related to exchangeable senior notes and capped calls: • Amortization of notes discount and issuance costs. • Mark to fair value of the exchangeable senior notes exchange feature. • Mark to fair value of the related capped call transactions. • Net loss on settlements of exchangeable senior notes and capped call transactions. • The related income tax effects on these items, and a discrete tax impact resulting from a non-recurring transaction. • Purchases of property and equipment and payments of lease obligations. We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and a discrete tax impact resulting from a non-recurring transaction from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and a discrete tax impact resulting from a non-recurring transaction allow for more meaningful comparisons between our results of operations from period to period.

Q3 FY22 25 Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position. Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow: • As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations. • For planning purposes, including the preparation of our annual operating budget. • To allocate resources to enhance the financial performance of our business. • To evaluate the effectiveness of our business strategies. • In communications with our Board of Directors and investors concerning our financial performance. The tables in this shareholder letter titled “Reconciliation of IFRS to non-IFRS Results” and “Reconciliation of IFRS to non-IFRS financial targets” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS. We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. ABOUT ATLASSIAN Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss and complete shared work. Teams at more than 225,000 customers, across large and small organizations - including Bank of America, Redfin, NASA, Verizon, and Dropbox - use Atlassian's project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Jira Service Management, Trello, Bitbucket, and Jira Align at https://atlassian.com. Investor relations contact: Martin Lam, IR@atlassian.com Media contact: Marie-Claire Maple, press@atlassian.com